March 31, 2016	News Release 16–06

SILVER STANDARD SIGNS OPTION AGREEMENT TO EXPLORE PERDITO PROJECT

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) is pleased to announce it has signed an option agreement (the “Agreement”) to acquire a 100% interest in the Perdito project, located in Inyo County, California.

Highlights:

▪	Geology permissive for high grade, Carlin-type sediment hosted gold deposits

▪	Gold grades of up to 10.9 g/t confirmed by duplicate surface sampling

▪	Multiple, ready-to-drill targets based on previous exploration, mapping and drilling

▪	Airborne geophysical surveys completed by Silver Standard in December 2015 to aid in drill targeting

▪	Budgeted $1.5 million for drilling and field work this year with permits anticipated later in 2016

▪	Large land package of 5,780 hectares near major infrastructure
In November 2015, we completed duplicate surface sampling of 20 selected samples to confirm previously reported gold grades. Our results ranged from anomalous to over 10 g/t gold (presented in Figure 1 and Table 1). In addition, we staked 144 claims to the north of the original claim boundary, collecting grab samples at claim corners. This sampling returned gold grades of up to 0.87 g/t. The area requires further reconnaissance and sampling.
During December 2015, we also completed airborne geophysical surveys over an area of approximately 420 km2 consisting of 2,097 km of flight lines at 200 meters spacing. The results from the surveys will be analyzed and are expected to aid in drill targeting and structural interpretation of the property.

Carl Edmunds, Silver Standard’s Chief Geologist said, “We are excited by this exploration project that shows characteristics of a Carlin-type gold deposit. The project leverages our in-house expertise on similar deposits and run-of-mine heap leach operations. In parallel with our brownfields exploration programs at both Marigold and Pirquitas, the Perdito project is part of our strategy to continue to invest in future growth through all parts of the business cycle.”

“The results from our preliminary work at the project confirm the presence of high-grade near-surface gold mineralization, containing over 10 g/t gold, and geophysical anomalies, which warrant further exploration. In 2016, our exploration efforts at Perdito will focus on confirming historic drilling and expanding the extent of known mineralization.”

Summary Terms of the Agreement

Under the terms of the Agreement, we will explore the Perdito project during a thirty-six month option period. The Agreement includes option payments in the aggregate amount of $710,000 during the option period to maintain the option in good standing and exercise our right to earn a 100% interest in the Perdito project.

If we exercise our right to acquire the property, we will make annual pre-production payments to the owners in the amount of $250,000 beginning on the fourth anniversary of the Agreement and will pay an additional $1,500,000 on commencement of commercial production. We will also grant to the owners a 3% net smelter return royalty on commercial production, subject to buy-down rights in our favour.

We may terminate the Agreement at any time.

About the Perdito Project

The Perdito project is located 240 km east of Las Vegas, Nevada in Inyo County, California and covers an area of approximately 5,780 hectares. The project is situated 5 km from Highway I-36 and benefits from established infrastructure in the region. Formerly, the Perdito project was called the Conglomerate Mesa project.

Gold mineralization is sediment-hosted and typically near-surface and structurally-controlled by steeply dipping reverse faults which channeled gold-bearing hydrothermal fluids to the surface. The project is situated between the past-producing polymetallic districts of Cerro Gordo and Darwin which lie on the north north-west “Darwin Trend”.
Previous exploration work completed by companies including BHP Billiton Ltd. and Newmont Mining Corporation demonstrates that mineralization and geochemistry at the Perdito project is typical of the Carlin-type sediment-hosted gold systems found in northeastern Nevada. Highlighted previous reverse circulation and diamond drillhole results reported by Great Bear Resources Ltd. in its news release dated April 18, 2013 are compiled in Table 2 and include:

▪
“Discovery Hole” CM97-4 which returned 99 meters of 1.1 g/t gold from surface, including 9.1 meters at 3.46 g/t gold from 15.2 to 24.4 meters, and 12.2 meters at 3.43 g/t gold from 42.7 to 54.9 meters, and

▪	Drillhole CGL-2 which averaged 2.71 g/t gold over 6.1 meters from 97.5 to 103.6 meters.
Next Steps

We have budgeted approximately $1.5 million in 2016 to systematically drill the known targets and continue field investigations on newly defined areas to the north of existing targets. The proposed drill program will consist of 10 to 14 drill holes from seven drill pads, totaling approximately 3,000 meters.

We submitted a Plan of Operations to the Bureau of Land Management in December 2015 to re-open a pre-existing drill road and perform exploratory drilling. We are in the process of completing the necessary ground surveys around the proposed drill sites and an Environmental Assessment as part of our application for drilling permits anticipated later this year.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by F. Carl Edmunds, P. Geo., a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and our Chief Geologist, Exploration.

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with two wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S. and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and an extensive portfolio of exploration properties throughout North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.

Figure 1. Location of duplicate samples taken by Silver Standard at the Perdito project, Inyo County, California, underlain by the total magnetic airborne geophysical survey.

425,000 mE
427,500 mE
430,000 mE
432,500 mE
435,000 mE
437,500 mE
4,042,500 mN
4,040,000 mN
4,037,500 mN
4,035,000 mN
Cerro Gordo Peak
Cerro Gordo Rd
Conglomerate Mesa
Santa Rosa Hills HP
Legend
Perdito Project
Duplicate Samples
Claim Boundary

Table 1: Surface gold grades at the Perdito project, Inyo County, California from duplicate samples taken by Silver Standard.

Field ID	East	North	Elevation	Width (m)	Au (ppm)
CM292SSR	432908.6	4038307.3	2232.4	3.7	0.04
CM440SSR	433052.9	4039217.8	2150.5	grab	4.94
CM442SSR	433028.2	4039170.7	2141.5	4.6	7.60
CM53SSR	434020.5	4036819.8	2054.1	1.5	6.18
CM91SSR	434029.6	4036821.5	2051.2	3.0	1.18
DF002SSR	433097.5	4038965.1	2200.7	grab	10.90
EZ16SSR	434283.3	4037031.0	2100.9	0.6	9.96
EZ17SSR	434285.2	4037029.6	2102.2	3.0	8.54
RA003SSR	432934.6	4036326.2	2161.2	0.9	6.26
RA16SSR	433056.0	4036499.1	2122.2	3.7	4.42
RA19SSR	433058.4	4036509.3	2122.1	3.0	1.94
SV145SSR	430238.9	4037332.9	1849.8	1.8	2.43
SV148SSR	430133.6	4037328.6	1829.3	0.9	3.43
SV149SSR	430133.6	4037328.6	1829.3	1.8	1.16
SV153SSR	429794.6	4037236.3	1830.8	4.3	0.08
SV159SSR	429729.2	4037514.5	1763.5	1.2	1.19
SV51SSR	434555.3	4037181.6	2061.7	1.8	6.47
SV67SSR	430062.0	4036530.3	1787.5	1.2	0.03
SV68SSR	430544.7	4037052.1	1959.1	6.1	0.80
SV69SSR	434323.2	4037036.4	2088.9	0.6	1.69

Note: This sample batch was subjected to the standard operating procedure for Quality Assurance and Quality Control (QA/QC) at certified laboratory ALS Chemex, which involved inserting Standard Reference Material blanks, standards and taking duplicates. ALS Chemex is independent from Silver Standard.

Table 2. Selected historic drill intercepts at the Perdito project, Inyo County, California.

Zone	Drillhole	From (meters)	To (meters)	Width (meters)	Gold (g/t)
Main zone: Dragonfly	CM97-3	0.0	53.3	53.3	0.55
Main zone: Dragonfly	CM97-4	0.0	99.1	99.1	1.10
	Including	15.2	24.4	9.1	3.46
	Including	42.7	54.9	12.2	3.43
	Including	88.4	97.5	9.1	1.54
Main zone: Dragonfly	CM97-5	120.4	208.8	88.4	0.34
Middle Segment	CM97-6	320.0	330.7	10.7	1.30
Discovery Area	CGL-1	7.6	9.1	1.5	8.23
Discovery Area	CGL-2	97.5	103.6	6.1	2.71
Discovery Area	CGL-3	39.6	53.3	13.7	2.50
Soda Canyon	SC-3	0.0	19.5	19.5	0.86
Soda Canyon	SC-8	7.6	9.1	1.5	8.67
Soda Ridge	SR-09	76.2	82.3	6.1	5.21
Soda Ridge	SR-15	45.7	50.3	4.6	5.73
Soda Ridge	SR87 C-3	78.6	85.3	6.7	8.67
East Area	CGL-8	51.8	56.4	4.6	1.82
Detailed Grid	DG-1	9.4	23.2	13.7	0.86
Detailed Grid	DG-5	14.2	17.5	3.3	1.75

Note: Selected historic drill intercepts presented in this table are as reported by Great Bear Resources Ltd. in its news release dated April 18, 2013. All such drill intercepts are considered as "historical data" and have not been independently verified by Silver Standard.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: the potential benefits to be derived from and the likelihood of exercising our option with respect to the Perdito project; our planned exploration activities at the Perdito project; payments to be made to the owners of the Perdito project; and our anticipated exploration expenditures at the Perdito project.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Pirquitas mine and our projects; our ability to replace Mineral Reserves; our ability to complete and successfully integrate an announced acquisition, including the recently announced acquisition of Claude Resources Inc.; subject to exercising our election to proceed, our ability to complete and successfully integrate Golden Arrow Resources Corporation’s Chinchillas project, on a joint venture basis, into our current operations; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium Resources Inc. and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; potential export duty and related interest on past production and sales of silver concentrate from the Pirquitas mine; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; social and economic changes following closure of a mine, including the expected closure of the Pirquitas mine in late 2016, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the Canada Revenue Agency; recoverability of value added tax and changes to the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine and the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.